| Form 1 Page 1 Execution Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed (MM/DD/YY): 03/19/18 | OFFICIAL USE ONLY |
|---|---|---|---|

**Warning:** Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

### INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

18002066

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300;  Facsimile:  609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends:  December 31

8. Indicate legal status of applicant:  ☐ Corporation  ☐ Sole Proprietorship  ☐ Partnership
   ☒ Limited Liability Company  ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a)  Date (MM/DD/YY): 9/10/07      (b)  State/Country of formation:  Delaware

(c)  Statute under which applicant was organized:  Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

**EXECUTION:** The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date:  March 19, 2018

By: _Barbara J. Comly_
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 19th day of March, 2018.

_Jane Post_
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

**This page must always be completed in full with original, manual signature and notarization.**
**Affix notary stamp or seal where applicable.**



Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T  609 897 7300
F  609 987 2210
bcomly@miami-holdings.com



March 19, 2018

**VIA FEDERAL EXPRESS**

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

> Re:     Miami International Securities Exchange, LLC ("MIAX")
>           Amendment No. 2018-04 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment No. 2018-04 to the Form 1 Application of MIAX, which includes the following changes:

Exhibit J –   Updated Director Term of Office

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc:     Marlene Olsen

# Exhibit J

**Exhibit Request:**

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1.    Name.

2.    Title.

3.    Dates of commencement and termination of term of office or position.

4.    Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

**Response:**

1.    **Officers of Miami International Securities Exchange, LLC**   [No change]

The following persons are the officers of the Exchange:

| Name | Title |
|------|-------|
| Thomas P. Gallagher | Chairman and Chief Executive Officer |
| Douglas M. Schafer, Jr. | Chief Information Officer and Executive Vice President |
| Barbara Comly | Executive Vice President, General Counsel and Corporate Secretary |
| Paul Warner | Executive Vice President and Chief Financial Officer |
| Edward Deitzel | Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer |
| Shelly Brown | Executive Vice President – Strategic Planning and Operations |
| John Smollen | Executive Vice President – Head of Exchange Traded Products and Strategic Relations |
| Randy Foster | Senior Vice President – Business Systems Development |
| Harish Jayabalan | Senior Vice President – Chief Risk Officer & Interim Chief Information Security Officer |
| Matthew Rotella | Senior Vice President – Chief Technology Officer |
| Joseph W. Ferraro III | Senior Vice President – Deputy General Counsel |
| Deborah Carroll | Senior Vice President, Associate General Counsel and Assistant Corporate Secretary |
| Richard Ross | Senior Vice President of Exchange Traded Products |

| Name | Title |
|------|-------|
| Joseph S. Bracco | Senior Vice President – Head of Sales |
| Shawn Hughes | Vice President – Project Management |
| Amy Neiley | Vice President – Trading Operations and Listings |
| Lawrence O'Leary | Vice President – Market Surveillance |
| Laurence Gardner | Vice President – Regulatory Operations |
| Tia Toms | Vice President – Administration |
| James O'Neil | Vice President and Director of Physical Security and Safety |
| Gregory Ziegler | Assistant Vice President and Associate Counsel |
| Kelly Fitzgerald | Assistant Vice President – Controller |

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2.  **Directors of Miami International Securities Exchange, LLC** [Updated]

The following persons are the directors and Board observers of the Exchange as of March 9, 2018:

| DIRECTORS | | | |
|-----------|---|---|---|
| **Name** | **Classification** | **Term of Office** | **Type of Business** |
| Thomas P. Gallagher | Industry | So long as CEO of the Company | Securities Exchange |
| Joseph Sellitto | Industry/ERP | So long as qualified under Equity Rights Program | President & CEO – Global Execution Brokers, LP |
| Michael P. Ameen | Non-Industry | Class III – 2019 | Executive Vice President and Chief Financial Officer – O'Brien Resources, LLC |
| Marianne Deane | Non-Industry/ Independent | Class III – 2019 | Community Volunteer |
| Kurt M. Eckert | Industry/Member Representative | Class III – 2019 | Partner – Wolverine Trading, LLC |

| DIRECTORS | | | |
|---|---|---|---|
| **Name** | **Classification** | **Term of Office** | **Type of Business** |
| Leslie Florio | Non-Industry/ Independent | Class III – 2019 | Board of Trustees – The Hun School of Princeton; President of the Maxwell Place Condominium Association |
| Paul Jiganti | Industry/Member Representative | Class III – 2019 | Managing Director Options Business Development – IMC Financial Markets |
| Miguel Moratiel | Non-Industry | Class III – 2019 | Manager – MDR Inversiones, S.L. |
| Robert D. Prunetti | Non-Industry/ Independent | Class III – 2019 | President – Phoenix Ventures, LLC |
| Talal Jassim Al-Bahar | Industry | Class I – 2020 | Chairman – IFA Hotels & Resorts; Vice Chairman – International Financial Advisors |
| Meaghan Dugan | Industry/Member Representative | Class I – 2020 | Director and Head of the Derivatives Product Management Team – Global Execution Services – Bank of America Merrill Lynch |
| Lawrence E. Jaffe | Non-Industry/ Independent | Class I – 2020 | Attorney |
| Cynthia Schwarzkopf | Non-Industry/ Independent | Class I – 2020 | Professional and Philanthropic Public Speaker |
| J. Gray Teekell | Non-Industry/ Independent | Class I – 2020 | President – The Teekell Company, Inc. |
| Lindsay L. Burbage | Non-Industry/ Independent | Class II – 2021 | Attorney |
| Robert P. Castrignano | Industry | Class II – 2021 | Principal – Equities Division – Sandler O'Neill & Partners, L.P. |
| John DiBacco, Jr. | Industry | Class II – 2021 | Global Head of Equities Trading – Virtu Americas LLC |

| DIRECTORS | | | |
|---|---|---|---|
| Name | Classification | Term of Office | Type of Business |
| John A. Kinahan | Industry/Member Representative | Class II – 2021 | Chief Executive Officer – Group One Trading LP |
| John E. McCormac | Non-Industry/ Independent | Class II – 2021 | Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer |
| William J. O'Brien IV | Non-Industry | Class II – 2021 | Senior Vice President, Oil & Gas – O'Brien Energy Company, LLC |
| OBSERVERS | | | |
| Guy Dowman | Industry | So long as qualified under Equity Rights Program | Vice President and Executive Director – Morgan Stanley |
| Michael Harrington | Industry | So long as qualified under Equity Rights Program | Head of Client Relationships – Citadel, LLC |

3. **Committees of Miami International Securities Exchange, LLC** [No change]

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

| AUDIT COMMITTEE | |
|---|---|
| Name | Classification |
| Robert D. Prunetti (Chair) | Non-Industry/Independent |
| Michael P. Ameen | Non-Industry |
| John E. McCormac | Non-Industry/Independent |

### COMPENSATION COMMITTEE

| Name | Classification |
|---|---|
| J. Gray Teekell (Chair) | Non-Industry/Independent |
| Robert D. Prunetti | Non-Industry/Independent |
| Cynthia Schwarzkopf | Non-Industry/ Independent |

### REGULATORY OVERSIGHT COMMITTEE

| Name | Classification |
|---|---|
| Lindsay L. Burbage (Chair) | Non-Industry/Independent |
| Lawrence E. Jaffe | Non-Industry/Independent |
| Leslie Florio | Non-Industry/Independent |

### APPEALS COMMITTEE

| Name | Classification |
|---|---|
| Lawrence Jaffe (Chair) | Non-Industry/Independent |
| Robert Castrignano | Industry |
| Kurt M. Eckert | Industry/Member Representative |

### FINANCE COMMITTEE

| Name | Classification |
|---|---|
| Michael P. Ameen (Chair) | Non-Industry |
| Marianne Deane | Non-Industry/Independent |
| John E. McCormac | Non-Industry/Independent |
| J. Gray Teekell | Non-Industry/Independent |

| TECHNOLOGY COMMITTEE | |
|---|---|
| **Name** | **Classification** |
| Leslie Florio (Chair) | Non-Industry/Independent |
| Robert Castrignano | Industry |
| Marianne Deane | Non-Industry/Independent |
| Meaghan Dugan | Industry/Member Representative |
| Kurt M. Eckert | Industry/Member Representative |
| John A. Kinahan | Industry/Member Representative |
| John E. McCormac | Non-Industry/Independent |
| William J. O'Brien IV | Non-Industry |
| J. Gray Teekell | Non-Industry/Independent |